UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                  SCHEDULE 13G

                    Under the Securities Exchange Act of 1934

                        Mississippi View Holding Company
                                (Name of Issuer)

                          Common Stock, $.10 par value
                         (Title of Class of Securities)

                                   605785-10-4
                                 (CUSIP Number)


                                 January 5, 2000
             (Date of Event Which Requires Filing of this Statement)

                       Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

                                / / Rule 13d-1(b)
                               / x / Rule 13d-1(c)
                                / / Rule 13d-1(d)

The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

                                  SCHEDULE 13G

CUSIP No. 605785-10-4

1        NAME OF REPORTING PERSON

         Investors of America, Limited Partnership

         I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (ENTITIES ONLY)

         43-1521079

2        CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                          (a) / /
                                                          (b) /X/
3        SEC USE ONLY

4        CITIZENSHIP OR PLACE OF ORGANIZATION

         Nevada

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:

5        SOLE VOTING POWER

         0

6        SHARED VOTING POWER

         40,000

7        SOLE DISPOSITIVE POWER

         0

8        SHARED DISPOSITIVE POWER

         40,000

9        AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

         40,000

10       CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES
                                                                           / /

11       PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)

         7.4%

12       TYPE OF REPORTING PERSON
         IV,PN

                                  SCHEDULE 13G

CUSIP No. 605785-10-4


1        NAME OF REPORTING PERSON

         Tidal Insurance Limited

         I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (ENTITIES ONLY)

         66-0420778

2        CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                                  (a) / /
                                                                  (b) /X/
3        SEC USE ONLY

4        CITIZENSHIP OR PLACE OF ORGANIZATION

         British West Indies

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:

5        SOLE VOTING POWER

         0

6        SHARED VOTING POWER

         40,000

7        SOLE DISPOSITIVE POWER

         0

8        SHARED DISPOSITIVE POWER

         40,000

9        AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

         40,000

10       CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES
                                                                            / /
11       PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)

         7.4%

12       TYPE OF REPORTING PERSON*
         IC,CO

                                  SCHEDULE 13G

CUSIP No. 605785-10-4

1        NAME OF REPORTING PERSON

         First Securities America, Inc.

         I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (ENTITIES ONLY)

         43-1185839

2        CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                                   (a) / /
                                                                   (b) /X/
3        SEC USE ONLY

4        CITIZENSHIP OR PLACE OF ORGANIZATION

         Missouri

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:

5        SOLE VOTING POWER

         0

6        SHARED VOTING POWER

         40,000

7        SOLE DISPOSITIVE POWER

         0

8        SHARED DISPOSITIVE POWER

         40,000

9        AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

         40,000

10       CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES
                                                                            / /
11       PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)

         7.4%

12       TYPE OF REPORTING PERSON*
         CO

                                  SCHEDULE 13G

CUSIP No. 605785-10-4


1        NAME OF REPORTING PERSON

         James F. Dierberg

2        CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                                    (a) / /
                                                                    (b) /X/
3        SEC USE ONLY

4        CITIZENSHIP OR PLACE OF ORGANIZATION

         USA

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:

5        SOLE VOTING POWER

         0

6        SHARED VOTING POWER

         40,000

7        SOLE DISPOSITIVE POWER

         0

8        SHARED DISPOSITIVE POWER

         40,000

9        AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

         40,000

10       CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES
                                                                           / /

11       PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)

         7.4%

12       TYPE OF REPORTING PERSON
         IN

                                  SCHEDULE 13G



         This Statement on Schedule 13G relates to shares of common stock, par value $.10 per share (the "Common Stock"), of Mississippi View Holding Company, whose principal executive offices are located at 35 East Broadway, Little Falls, Minnesota (the "Issuer"). 40,000 shares of the Common Stock were acquired by Tidal Insurance Limited ("Tidal") on February 6, 1997, at a time when there were approximately 859,714 shares outstanding. Accordingly, the shares acquired did not constitute 5% or more of the outstanding Common Stock. Tidal is wholly owned by Investors of America Limited Partnership ("Investors").

         In December, 1998 the shares of Common Stock were transferred to Investors. In early January 2000, during a review of investments, it was realized for the first time that the Issuer's repurchases of shares had increased the percentage ownership represented by 40,000 shares from less than 5% to 7.4%. Accordingly, the reporting persons are filing this Schedule 13G in order to report such ownership. Except for the transfer of the shares from Tidal to Investors, there have been no transactions in the Common Stock by any of the reporting persons since Tidal's initial acquisition of the 40,000 shares.

         James F. Dierberg is the controlling shareholder of First Securities America, Inc., and First Securities America, Inc. is the General Partner of Investors. Because (1) Investors controls Tidal, (2) First Securities America, Inc. controls Investors, and (3) James F. Dierberg controls First Securities America, Inc., Investors and Tidal, Tidal, First Securities America, Inc. and Mr. Dierberg may be deemed to be beneficial owners of the shares reported.


ITEM 1

(a)      Name of Issuer: Mississippi View Holding Company

(b)      Address of Issuer's Principal Executive Offices:

         35 East Broadway
         Little Falls, Minnesota 56345-3093

ITEM 2

(a) The persons filing this statement (each, a "Reporting Person") are Investors, Tidal, First Securities America, Inc. and James F. Dierberg.

(b) The principal business office of Investors, Tidal and James F. Dierberg is 135 N. Meramec, Clayton, Missouri 63105. The principal business office of First Securities America, Inc. is 11 East Lockwood, Webster Groves, Missouri 63119.

(c) Investors is a Nevada limited partnership; Tidal is a British West Indies corporation; First Securities America, Inc. is a Missouri corporation; and James F. Dierberg is a United States citizen.

(d)      Title of Class of Securities: Common Stock, par value $.10 per share

(e)      CUSIP Number:  605785-10-4

ITEM 3   If this statement is filed pursuant to Rule 13d-1(b),  or  13d-2(b)  or
 (c), check whether the person filing is a:

       (a)  /  /   Broker or Dealer registered under Section 15 of the
                   Act
       (b)  /  /   Bank as defined in section 3(a)(6) of the Act
       (c)  /  /   Insurance company as defined in Section 3(a)(19) of
                   the Act
       (d)  /  /   Investment company registered under Section 8 of the
                   Investment Company Act of 1940
       (e)  /  /   Investment adviser in accordance with Rule
                   13d-1(b)(1)(ii)(E)
       (f)  /  /   An employee benefit plan or endowment fund in accordance
                   with Rule 13d-1(b)(1)(ii)(F)
       (g)  /  /   A parent holding company or control person in accordance
                   with Rule 13d-1(b)(ii)(G)
       (h)  /  /   A savings association as defined in Section 3(b) of the
                   Federal Deposit Insurance Act
       (i)         / / A church plan that is excluded from the  definition of an investment  company under Section  3(c)(14) of the Investment
                   Company Act of 1940
       (j)  /  /   Group, in accordance with Rule 13d-1(b)(1)(ii)(J)

ITEM 4   Ownership

(a)      Amount beneficially owned: 40,000 shares

(b)      Percent of class: 7.4%

(c)      Number of shares as to which the person has:

(i)      Sole power to vote or to direct the vote: 0
(ii)     Shared power to vote or direct the vote: 40,000
(iii)    Sole power to dispose or to direct the disposition of: 0
(iv)     Shared power to dispose of to direct the disposition of: 40,000

ITEM 5   Ownership of Five Percent or Less of a Class

         Not applicable

ITEM 6   Ownership of More than Five Percent on Behalf of Another Person

         Not applicable

ITEM 7 Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company

         Not applicable

ITEM 8   Identification and Classification of Members of the Group

         Not applicable

ITEM 9   Notice of Dissolution of Group

         Not applicable

ITEM 10

         By signing below, each of the undersigned certifies that, to the best of its knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

Exhibits

Exhibit 1 Joint filing Agreement dated January 31, 2000 by and among Investors, Tidal, First Securities America, Inc. and James F. Dierberg.

                                   SIGNATURES


         After reasonable inquiry and to the best of the knowledge and belief of each of the undersigned, each of the undersigned certifies that the information set forth in this statement on Schedule 13G is true, complete and correct.

Dated:  January 31, 2000


                   Investors of America, Limited Partnership


                   By:/s/James F. Dierberg
                      ---------------------------------------
                         James F. Dierberg, President of First
                         Securities America, Inc., General Partner


                   Tidal Insurance Limited


                   By: /s/James F. Dierberg
                       ------------------------------------
                          James F. Dierberg, President


                   First Securities America, Inc.


                   By: /s/James F. Dierberg
                       ------------------------------------
                          James F. Dierberg, President


                         /s/James F. Dierberg
                         ----------------------------------
                            James F. Dierberg, Individually

                                    Exhibit 1

                             JOINT FILING AGREEMENT

         In accordance with Rule 13d-1(k) under the Securities Exchange Act of 1934, as amended, the persons named below agree to the joint filing on behalf of each of them of a statement on Schedule 13G (including amendments thereto) with respect to the Common Stock, par value $.10 per share of Mississippi View Holding Company, and further agree that this Joint Filing Agreement be included as an Exhibit to such joint filings.

         The undersigned further agree that each party hereto is responsible for timely filing of such statement on Schedule 13G and any amendments thereto, and for the completeness and accuracy of the information concerning such party contained therein; provided, however, that no party is responsible for the completeness or accuracy of the information concerning any other party, unless such party knows or has reason to believe that such information is inaccurate.

         In witness whereof, the undersigned have executed this Agreement as of January 31, 2000.

                     Investors of America, Limited Partnership


                   By: /s/James F. Dierberg
                   -----------------------------------------------
                           James F. Dierberg, President of First
                           Securities America, Inc., General Partner


                   Tidal Insurance Limited


                   By:/s/James F. Dierberg
                      --------------------------------------------
                         James F. Dierberg, President


                   First Securities America, Inc.


                   By: /s/James F. Dierberg
                       -------------------------------------------
                          James F. Dierberg, President



                        /s/James F. Dierberg
                        ------------------------------------------
                           James F. Dierberg, Individually